

March 24, 2022

Jeffrey J. Guzy
Chief Executive Officer and Director
CoJax Oil and Gas Corporation
3033 Wilson Blvd, Suite E-605
Arlington, VA 22201

> **Re: CoJax Oil and Gas Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2020**
> **Filed May 14, 2021**
> **Response dated February 9, 2022**
> **File No. 333-232845**

Dear Mr. Guzy:

We have reviewed your February 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2021 letter.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis, page 44

1. Given your merger with Barrister Energy LLC on November 17, 2020, and considering the financial statements that you filed August 12, 2020 on a Form 8-K/A, reporting revenues of $63,534 for 2019 and $160,492 for 2018, it appears that you should update disclosures on pages 22, 36, 45, 59, and 68, which state that you have no revenue generating operations, to clarify the current status of your operations.

   You should explain how the properties have performed each period relative to the earlier periods and if operations have been curtailed or if production has declined, you should also quantify the changes in volumes and the financial effects and state the reasons.

Given the provisions in Sections 1.1.2 and 21 of the Purchase and Sale Agreement at Exhibit 2.2 to the Form 8-K that you filed on June 22, 2020, indicating the oil and gas properties continue to be managed by the former owner and that proceeds from the sales of any production were to be retained by the former owner to reduce the amount of the note payable, you should also have disclosure of this arrangement in the notes to your financial statements, and a discussion of change or the absence of change in the note payable balance, and the implications for cash flows to the company in MD&A.

As it appears that you will need to recognize Barrister Energy LLC as the accounting acquirer in the merger, you will also need to expand your disclosures in MD&A to address the results of operations including the oil and gas properties for all periods.

Financial Statements
Note 3 - Summary of Significant Accounting Policies, page 60

2.   We understand from your response to prior comment one that you have adopted the Full Cost Method of accounting for oil and gas producing activities and will conform disclosures in your periodic reports accordingly, although you state that you do not believe this is required because you had not engaged in drilling activities.

Given that you report having acquired producing oil and gas properties in your merger with Barrister Energy LLC, and disclose oil and gas reserves on pages 15 and 71, you are considered to be engaged in oil and gas producing activities as defined in FASB ASC 932-10-15-2A, and are required to disclose the accounting method being applied in the notes to your financial statements by FASB ASC 932-235-50-1.

In addition to resolving the inconsistencies between disclosures of the accounting policy being applied, please also resolve the inconsistencies between the reserve disclosures on the pages referenced above and provide all of the information prescribed by FASB ASC 932-235-50 in the supplemental notes to your financial statements.

Note 5 - Acquisition, page 63

3.   We have considered the information provided in your response to prior comment two, indicating that you have not accounted for the transaction with Barrister Energy LLC as a reverse merger because Cojax Oil and Gas Corporation did not undergo a change in control; you state that your CEO and CFO "were continuing to exercise control of the operation and business" following the acquisition.

However, in the Form 8-K that you filed on November 20, 2020 to announce completion of the transaction, you disclosed that "voting control of CoJax will be held by the former Barrister Members as new shareholders of CoJax Common Stock" and you quantified that interest at 99.9% of your outstanding common shares.

We understand that your CEO held a single common share and that your CFO did not hold any common shares upon completing this transaction.

You mention that you assumed the $2.7 million purchase obligation of Barrister Energy, LLC, which arose in an earlier acquisition of its interests in oil and gas properties, and you refer to subsequent issuances of convertible preferred shares and common shares in January 2021 and February 2021, which have increased the interests of your CEO and CFO to about 7% on a full diluted basis as of March 31, 2021 and September 30, 2021.

Given the magnitude of the voting interests conveyed to the former members and the relative size of the entities, it appears that Barrister Energy LLC should be identified as the accounting acquirer, following the guidance in FASB ASC 805-10-55-12(a), 55-12(c), and 55-13. While the officers may have influence over business operations and policies, you have not established how this would override the concentration of voting interests; the subsequent issuances of shares would not be properly considered in the accounting determination that is required pursuant to FASB ASC 805-20-25-1.

Therefore, it appears that you should comply with the guidance on the preparation of financial statements following a reverse merger in FASB ASC 805-40-45.

Note 9 - Related Party Transactions, page 65

4.   We understand that on January 4, 2021 you issued 30,000 shares of Series A Convertible Preferred Stock to your CEO and CFO. Please file the certificate of designation for your Series A Convertible Preferred Stock to comply with Item 601(b)(4) of Regulation S-K.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation